UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-09712

CUSIP NUMBER 911684108

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

United States Cellular Corporation
Full Name of Registrant

N/A
Former Name if Applicable

8410 West Bryn Mawr
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60631
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

An explanation of why the Form 10-Q for the quarter ended March 31, 2006 could not be filed within the prescribed time period is set forth on Attachment A hereto.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kenneth R. Meyers	773	399-8900
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

	☐ Yes ☒ No
	Form 10-K for the year ended December 31, 2005
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A summary of the tentative results of operations for the quarterly and year to date period ended March 31, 2006 and a comparison of such results to a summary of the tentative results of operations for the same period ended March 31, 2005, as restated, and an explanation of material anticipated changes between such periods, are attached hereto as Attachment B. However, until the Form 10-Q for the quarter ended March 31, 2006 is filed, there can be no assurance that the final results will not differ materially from such tentative results.

United States Cellular Corporation
(Name of Registrant as Specified in Charter)

Date	May 10, 2006	By	/s/ Kenneth R. Meyers
Kenneth R. Meyers Executive Vice President — Finance, Chief Financial Officer and Treasurer

Attachment A

PART III — NARRATIVE

United States Cellular Corporation (“U.S. Cellular”) is unable to file a timely quarterly report on Form 10-Q for the quarter ended March 31, 2006 for the reasons set forth below.

U.S. Cellular and its audit committee concluded on November 9, 2005, that U.S. Cellular would amend its Annual Report on Form 10-K (“Form 10-K”) for the year ended December 31, 2004 to restate its financial statements and financial information for each of the three years in the period ended December 31, 2004, including quarterly information for 2004 and 2003, and certain selected financial data for the years 2001 and 2000. U.S. Cellular and its audit committee also concluded that U.S. Cellular would amend its Quarterly Reports on Form 10-Q (“Form 10-Q”) for the quarterly periods ended March 31, 2005 and June 30, 2005 to restate the financial statements and financial information included therewith. U.S. Cellular also delayed the filing of its Form 10-Q for the quarter ended September 30, 2005.

The restatements and Form 10-Q for the quarter ended September 30, 2005 were filed with the Securities and Exchange Commission (“SEC”) on April 26, 2006. It was necessary for U.S. Cellular to complete and file the aforementioned restatements and its Form 10-Q for the quarter ended September 30, 2005 before it could complete and file its Form 10-K for the year ended December 31, 2005. Such Form 10-K is expected to be filed with the SEC on or prior to May 31, 2006. It is necessary for U.S. Cellular to complete and file such Form 10-K for the year ended December 31, 2005 before it can complete and file its Form 10-Q for the quarter ended March 31, 2006. Such Form 10-Q is due on May 10, 2006, but can be extended to May 15, 2006 by filing Form 12b-25 with the SEC on or prior to May 11, 2006. Although a Form 12b-25 is being filed by U.S. Cellular on or prior to May 11, 2006, U.S. Cellular does not expect that its Form 10-Q for the quarter ended March 31, 2006 will be completed and filed by the extended due date of May 15, 2006. Accordingly, U.S. Cellular expects that its Form 10-Q for the quarter ended March 31, 2006 will not be filed on a timely basis. U.S. Cellular expects to file such Form 10-Q as soon as possible after its Form 10-K for the year ended December 31, 2005 is filed.

The late filings of the Form 10-K for the year ended December 31, 2005 and the Form 10-Q for the quarter ended March 31, 2006 have resulted or will result, in non-compliance under U.S. Cellular’s debt indenture. Nevertheless, this non-compliance will not result in events of default unless and until written notice thereof is delivered to U.S. Cellular by the trustee or sufficient holders of debt and, in any event, such events of default would be cured if U.S. Cellular files its Form 10-K for the year ended December 31, 2005 and/or its Form 10-Q for the quarter ended March 31, 2006, as applicable, within 90 days of any such notice. As a result, U.S. Cellular believes that it will be able to make all filings in sufficient time to avoid any event of default maturing into a default under any indenture. U.S. Cellular has not failed to make and does not expect to fail to make any scheduled payment of principal or interest under such indentures.

As previously disclosed, U.S. Cellular received a notice from the staff of the American Stock Exchange (“AMEX”) indicating that U.S. Cellular was not in compliance with AMEX listing standards, due to the failure to file its Form 10-K for the year ended December 31, 2005 on a timely basis. U.S. Cellular has not yet filed its Form 10-K for the year ended December 31, 2005. The failure by U.S. Cellular to file its Form 10-Q for the quarter ended March 31, 2006 on a timely basis will also result in non-compliance with the AMEX listing standards and U.S. Cellular expects to receive a separate notice of non-compliance with respect to such late filing. However, as previously disclosed, the AMEX granted U.S. Cellular an extension until June 30, 2006 to regain compliance with AMEX listing standards. U.S. Cellular will regain compliance with the AMEX listing standards when it has filed with the SEC its Form 10-K for the year ended December 31, 2005 and its Form 10-Q for the quarter ended March 31, 2006 on or prior to June 30, 2006.

Management has not completed its evaluation of internal control over financial reporting as of December 31, 2005 and March 31, 2006 or completed its 2005 annual or March 31, 2006 quarterly consolidated financial statements. However, management expects to conclude that the material weaknesses that existed as of December 31, 2004 and the interim periods of 2005 and are described below will continue to exist as of December 31, 2005 and March 31, 2006. Therefore, as management completes its evaluation of internal control over financial reporting and its 2005 annual and first quarter 2006 consolidated financial statements, additional control deficiencies may be identified and those control deficiencies may represent one or more additional material weaknesses.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management identified the following material weaknesses in internal control over financial reporting as of December 31, 2004 and the interim periods of 2005:

1.               U.S. Cellular did not have a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with its financial reporting requirements and the complexity of its operations and transactions. This control deficiency contributed to the material weakness discussed in item 2 below and the restatement of U.S. Cellular’s annual consolidated financial statements for 2004, 2003 and 2002, the interim financial statements for all quarters in 2004 and 2003, the first and second quarter financial statements for 2005, as well as adjustments, including audit adjustments, to the third quarter of 2005 and the 2005 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of substantially all accounts and disclosures that would result in a material misstatement to U.S. Cellular’s interim or annual consolidated financial statements that would not be prevented or detected.

2.               U.S. Cellular did not maintain effective controls over the completeness, accuracy, presentation and disclosure of its accounting for income taxes, including the determination of income tax expense, income taxes payable, liabilities accrued for tax contingencies and deferred income tax assets and liabilities. Specifically, U.S. Cellular did not have effective controls designed and in place to accurately calculate income tax expense and income tax payable, monitor the difference between the income tax basis and the financial reporting basis of assets and liabilities and reconcile the resulting basis difference to its deferred income tax asset and liability balances. This control deficiency resulted in the restatement of U.S. Cellular’s annual consolidated financial statements for 2004, 2003 and 2002, the interim financial statements for all quarters in 2004 and 2003, the first and second quarter financial statements for 2005, as well as adjustments, including audit adjustments, to the third quarter of 2005 and the 2005 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to U.S. Cellular’s interim or annual consolidated financial statements that would not be prevented or detected.

Prior to the identification of the material weaknesses described above, U.S. Cellular had begun the following processes to enhance its internal control over financial reporting:

•                  Controller Review Committee

o                 The Controller Review Committee was formed in the fourth quarter of 2004 and consists of TDS’s Corporate Controller and Assistant Corporate Controller, U.S. Cellular’s Controller and TDS Telecom’s Chief Financial Officer. The Committee meets regularly to discuss accounting treatment for current, unusual or nonrecurring matters. In addition, the Committee engaged external consultants to provide technical accounting training related to current accounting developments on a quarterly basis. TDS provides shared services to U.S. Cellular including assistance on technical accounting issues and external financial reporting.

•                  Enhancements and additions to technical accounting personnel

o                 TDS — a Vice President and Assistant Corporate Controller was hired in the second quarter of 2005; a Manager, Accounting and Reporting was added in the second quarter of 2005 and a Manager, External Reporting was added in the third quarter of 2005. TDS provides shared services to U.S. Cellular including assistance on technical accounting issues and external financial reporting.

o                 U.S. Cellular — a Vice President and Controller was hired in the second quarter of 2005 and was designated as U.S. Cellular’s principal accounting officer in the third quarter of 2005; a Director, Operations Accounting was hired in the second quarter of 2005 and a Manager, Accounting Policy was added in the first quarter of 2005.

U.S. Cellular believes the above changes have improved its internal control over financial reporting.

Management is currently addressing each of the material weaknesses in internal control over financial reporting and is committed to remediating them as expeditiously as possible. Management will devote significant time and resources to the remediation effort. Management’s remediation plans include the following:

•                  Review of Existing Internal Control Over Financial Reporting — U.S. Cellular has engaged external consultants to assist in reviewing its existing internal control over financial reporting with the intent of improving the design and operating effectiveness of controls and processes. In addition, management has currently enhanced controls related to restatement items.

•                  Training — Management has engaged external consultants to assist U.S. Cellular in developing and implementing a training program specific to the needs of accounting personnel.

•                  Recruiting — U.S. Cellular has made several key additions to its technical accounting personnel in 2005, as discussed above. Management is currently assessing the need for additional personnel with skill sets to enhance the overall level of technical expertise and enable improvements in controls and processes.

•                  Finance Leadership Team — In late 2005, the Finance Leadership Team, consisting of key finance leaders from each of TDS’s business units and Corporate headquarters, formed a Financial Infrastructure Committee. The Committee is planning for longer-term improvements in key business processes and support systems with an emphasis on preventive controls versus detective controls, and system-based controls versus manual controls.

•                  Income Tax Accounting — TDS provides shared services to U.S. Cellular including assistance with accounting for income taxes. TDS has engaged external tax advisors to assist in enhancing controls with respect to monitoring the difference between the income tax basis and financial reporting basis of assets and liabilities and reconciling the difference to the deferred income tax asset and liability balances. The scope of this project encompasses controls over income taxes on a TDS enterprise-wide basis, including U.S. Cellular. In addition, TDS is in the process of implementing a tax provisioning software which it believes will enhance its internal controls related to income taxes on a TDS enterprise-wide basis, including U.S. Cellular.

U.S. Cellular’s management and audit committee have discussed the matters in this Form 12b-25 with U.S. Cellular’s independent registered public accounting firm, PricewaterhouseCoopers LLP.

Reference is made to U.S. Cellular’s Form 8-K dated May 10, 2006 and press release filed therewith for further information.

Attachment B

PART IV — OTHER INFORMATION

Item (3):  Summary of the tentative unaudited results of operations for the quarterly and year to date periods ended March 31, 2006 and March 31, 2005, as restated, and explanation of any material anticipated changes between such periods:

	Three months ended March 31
($ in millions)	2005 As Restated	2006 Preliminary Range of Amounts
Operating Revenues	$711.1	$830 to 845
Operating Income	$39.5	$65 to 85

The increase in operating revenues is related primarily to an increase in the number of wireless customers served. The increase in operating income is primarily due to higher operating revenues, improved margin on equipment sales and lower operating expenses as a percent of service revenues. There can be no assurance that final results will not differ materially from these preliminary results.

On May 10, 2006, U.S. Cellular updated the following guidance for the year ended December 31, 2006. There can be no assurance that final results will not differ materially from this guidance.

Net Retail Customer Additions	390,000 — 450,000

Service Revenues	approximately $3.2 billion

Operating Income	$230 - $290 million (1)

Depreciation, Amortization & Accretion	$585 million

Capital Expenditures	$580 - $610 million

(1)  Reflects estimated stock-based compensation expense of approximately $20 million, all of which is non-cash expense. Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), is effective for U.S. Cellular in the first quarter of 2006. U.S. Cellular will complete its analysis of the impact of SFAS 123(R) prior to the filing of its Form 10-Q for the quarter ended March 31, 2006.

Attachment C

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
SAFE HARBOR CAUTIONARY STATEMENT

This Form 12b-25 contains statements that are not based on historical fact, including the words “believes,” “anticipates,” “intends,” “expects,” and similar words. These statements constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

•            Increases in the level of competition in the markets in which U.S. Cellular operates could adversely affect its revenues or increase its costs to compete.

•            Consolidation in the wireless industry may create stronger competitors both operationally and financially which could adversely affect U.S. Cellular’s revenues and increase its costs to compete.

•            Consolidation of long distance carriers could result in U.S. Cellular having to pay more for long distance service which could increase U.S. Cellular’s cost of doing business.

•            Advances or changes in telecommunications technology could render certain technologies used by U.S. Cellular obsolete, could reduce its revenues or could increase its cost of doing business.

•            Changes in the telecommunications regulatory environment, or a failure to timely or fully comply with any regulatory requirements, such as wireless number portability and E-911 services, could adversely affect U.S. Cellular’s financial condition, results of operations or ability to do business.

•            Changes in the telecommunications regulatory environment, including the effects of potential changes in the rules governing universal service and eligible telecommunications carrier funding and potential changes in the amounts or methods of intercarrier compensation, could have an adverse effect on U.S. Cellular’s financial condition, results of operations or cash flows.

•            Changes in U.S. Cellular’s enterprise value, changes in the supply or demand of the market for wireless licenses, adverse developments in U.S. Cellular’s business or the wireless industry and/or other factors could require U.S. Cellular to recognize impairments in the carrying value of U.S. Cellular’s licenses, goodwill and/or physical assets.

•            Early redemptions of debt or repurchases of debt, issuance of debt, changes in forward contracts, changes in operating leases, changes in purchase obligations or other factors or developments could cause the amounts reported under Contractual Obligations in U.S. Cellular’s Annual Report on Form 10-K for the year ended December 31, 2004 to be different from the amounts presented.

•            Changes in accounting standards or U.S. Cellular’s accounting policies, estimates and/or the assumptions underlying the accounting estimates could have an adverse effect on its financial condition or results of operations.

•            Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending or future litigation could have an adverse effect on U.S. Cellular’s financial condition, results of operations or ability to do business.

•            Costs, integration problems or other factors associated with acquisitions/divestitures of properties and or licenses could have an adverse effect on U.S. Cellular’s financial condition or results of operations.

•            Changes in prices, the number of wireless customers, average revenue per unit, penetration rates, churn rates, selling expenses, net customer retention costs, customers choosing local number portability, roaming rates and the mix of products and services offered in wireless markets could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•            Changes in roaming partners’ rates for voice and data services and the lack of standards and roaming agreements for wireless data products could place U.S. Cellular’s service offerings at a disadvantage to those offered by other wireless carriers with more nationwide service territories, and could have an adverse effect on U.S. Cellular’s operations.

•            Changes in access to content for data or video services and in access to new handsets being developed by vendors could have an adverse effect on U.S. Cellular’s financial condition or results of operations.

•            Changes in competitive factors with national and global wireless carriers could result in product and cost disadvantages and could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•            Changes in guidance or interpretations of accounting requirements, changes in industry practice or changes in management assumptions could require amendments to or restatements of financial information or disclosures included in this or prior filings with the SEC.

•            Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions, changes in U.S. Cellular’s credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to it, which could require it to reduce its construction, development and acquisition programs.

•            Changes in income tax rates, tax laws, regulations or rulings, or federal or state tax assessments could have an adverse effect on U.S. Cellular’s financial condition or results of operations.

•            War, conflicts, hostilities, terrorist attacks and/or natural disasters could have an adverse effect on U.S. Cellular’s business.

•            Changes in general economic and business conditions, both nationally and in the markets in which U.S. Cellular operates, including difficulties by telecommunications companies, could have an adverse effect on U.S. Cellular’s business.

•            Changes in fact or circumstances, including new or additional information that affects the calculation of accrued liabilities for contingent obligations under guarantees, indemnities or otherwise could require U.S. Cellular to record charges in excess of amounts accrued on the financial statements, if any, which could have an adverse effect on U.S. Cellular’s financial condition or results of operations.

•            A material weakness in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or permit fraud, which could have an adverse effect on U.S. Cellular’s business, results of operations and financial condition.

•            The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from handsets, wireless data devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have a material adverse effect on U.S. Cellular’s business operations, financial condition or results of operations.

•            Any of the foregoing events or other events could cause revenues, customer additions, operating income, capital expenditures and or any other financial or statistical information to vary from management’s forward estimates included in this report by a material amount.

U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.